FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
PROCESSING
NOV 21 2005
WASH. D.C.
203
SECTION

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 18, 2005, Series 2005-AQ2	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05071975

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: 
Name: Baron Silverstein
Title: Vice President

Dated: November 18, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$656,250,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-AQ2

Issuer

Asset-Backed Certificates, Series 2005-AQ2

Bear Stearns Asset Backed Securities I LLC

Depositor

EMC Mortgage Corporation

Mortgage Loan Seller and Master Servicer

October 25, 2005

BEAR STEARNS

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement or private placement memorandum (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$656,250,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-AQ2
Asset-Backed Certificates, Series 2005-AQ2

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P
Class A-1	$313,785,000	Floating	[0.900]	0	20	[06/25/28]	Aaa / AAA
Class A-2	123,627,000	Floating	[2.115]	19	12	[03/25/33]	Aaa / AAA
Class A-3	76,038,000	Floating	[3.967]	30	38	[09/25/35]	Aaa / AAA
Class M-1	29,400,000	Floating	[5.243]	55	13	[09/25/35]	Aa1 / AA+
Class M-2	26,250,000	Floating	[4.687]	48	20	[09/25/35]	Aa2 / AA
Class M-3	18,550,000	Floating	[4.450]	45	23	[09/25/35]	Aa3 / AA-
Class M-4	27,650,000	Floating	[4.299]	42	26	[09/25/35]	A2 / A
Class M-5	11,900,000	Floating	[4.201]	40	28	[09/25/35]	A3 / A-
Class M-6	11,900,000	Floating	[4.159]	39	29	[09/25/35]	Baa1 / BBB+
Class M-7	9,800,000	Floating	[4.127]	39	29	[09/25/35]	Baa2 / BBB
Class M-8	7,350,000	Floating	[4.095]	38	30	[09/25/35]	Baa3 / BBB-
Class M-9	7,350,000	Floating	[4.090]	Not	offered	hereby	Ba1 / BB+
Class M-10	7,000,000	Floating	[4.059]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originator:	Ameriquest Mortgage Company.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	Bear Stearns Financial Products Inc.
Cap Provider:	Bear Stearns Financial Products Inc.
Offered Certificates:	Approximately $513,450,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $142,800,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and except for the Class M-9 Certificates and Class M-10 Certificates, together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-9, Class M-10, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 2,520 fixed and adjustable-rate, first lien, closed-end subprime mortgage loans totaling approximately $709,922,688.
Expected Pricing Date:	On or about October [25], 2005.
Closing Date:	On or about November [30], 2005.
Cut-off Date:	The close of business on November 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in December 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible after the termination of the Supplemental Interest Trust which holds the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is anticipated that the Class A, Class M-1, Class M-2 and Class M-3 will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $100,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any payments received from the Cap Provider
3. Any Net Swap Payments received from the Swap Provider
4. Overcollateralization
5. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 4.20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 8.40% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (y) approximately $3,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in December 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period)) is greater than or equal to approximately [53.30]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[26.65]%	[53.30]%
M-1	[22.45]%	[44.90]%
M-2	[18.70]%	[37.40]%
M-3	[16.05]%	[32.10]%
M-4	[12.10]%	[24.20]%
M-5	[10.40]%	[20.80]%
M-6	[8.70]%	[17.40]%
M-7	[7.30]%	[14.60]%
M-8	[6.25]%	[12.50]%
M-9	[5.20]%	[10.40]%
M-10	[4.20]%	[8.40]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [30]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
December 2008 through November 2009	[3.40]%
December 2009 through November 2010	[5.25]%
December 2010 through November 2011	[6.25]%
December 2011 and thereafter	[6.50]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date is the excess, if any, of (A) with respect to the Class A Certificates and Class M Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, over (B) a per annum rate equal to the sum of the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12. The Net WAC Rate Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Pass-Through Rates: The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$585,796,809]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.6735%] (per annum) on the swap notional amount and the Swap Administrator will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
8	585,796,809.47	38	7,678,926.55
9	561,458,011.73	39	7,442,435.18
10	535,478,289.83	40	7,213,225.00
11	510,705,440.48	41	6,991,071.87
12	487,083,251.61	42	6,775,758.57
13	464,558,133.98	43	6,567,074.58
14	443,078,998.46	44	6,364,815.82
15	422,597,139.44	45	6,168,784.53
16	403,066,123.40	46	5,978,789.00
17	384,441,682.80	47	5,794,643.45
18	366,681,614.93	48	5,616,167.80
19	349,745,685.47	49	5,443,187.51
20	333,595,536.58	50	5,275,533.43
21	318,193,054.79	51	5,113,041.60
22	303,505,054.91	52	4,955,553.11
23	289,368,224.87	53	4,802,913.94
24	275,892,209.03	54	4,654,974.81
25	67,453,054.39	55	4,511,591.04
26	64,480,460.81	56	4,372,622.40
27	61,641,335.77	57	4,237,932.97
28	58,929,605.94	58	4,107,391.01
29	56,339,476.91	59	3,975,737.32
30	53,865,420.37	60	3,848,268.54
31	51,502,161.72		
32	49,244,668.43		
33	47,088,138.80		
34	45,027,910.52		
35	43,036,075.83		
36	41,134,122.32		
37	7,922,930.33		

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date, and the Class A Certificates and Class M Certificates, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass-Through Rate is limited to the related Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the related Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two or three years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent Distribution Date.

Interest Rate Cap Agreement:

The Class A and Class M Certificates will benefit from interest rate cap agreements the payments on which will be available to, among other things, mitigate Basis Risk Shortfall. The interest rate cap agreements will not guarantee that any of the Class A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement will terminate after the Distribution Date in June 2006. It is anticipated that the interest rate cap agreements will include the following terms:

Period	Notional Amount	Strike Rate
1	700,000,000.00	4.20
2	690,231,705.43	4.20
3	678,212,837.81	4.20
4	663,963,378.48	4.20
5	647,524,029.55	4.20
6	628,956,889.34	4.20
7	608,345,867.63	4.20

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1, Class A-2 and Class A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;.

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates;

(ix) from the remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates;

(x) from the remaining Interest Remittance Amount, to the holders of the Class M-9 Certificates, the Interest Distribution Amount for such Certificates; and

(xi) from the remaining Interest Remittance Amount, to the holders of the Class M-10 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and A-3 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap and Cap Payments:

Funds payable under the swap agreement and the interest rate cap agreement will be deposited into a reserve account (the "Derivative Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement and the interest rate cap agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement and interest rate cap agreement.

(iii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the Swap Agreement and the interest rate cap agreement);

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the Swap Agreement and the interest rate cap agreement);

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and to the holders of the Class CE Certificates and Class R and Certificates as provided in the Pooling and Servicing Agreement.

All amounts in respect of prepayment charges shall be distributed to the holders of the Class P Certificates and not to the Offered Certificates.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from the Interest Remittance Amount on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date allocated to the Principal Distribution Amount based on the amount of principal for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 46.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 55.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 67.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 75.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 79.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 82.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,500,000.

Class A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Dec-05	7.425	23.225	39	25-Feb-09	9.004	9.841
2	25-Jan-06	5.988	21.788	40	25-Mar-09	10.164	11.828
3	25-Feb-06	5.988	21.788	41	25-Apr-09	9.193	10.756
4	25-Mar-06	6.629	22.429	42	25-May-09	9.492	11.089
5	25-Apr-06	5.988	21.739	43	25-Jun-09	9.189	10.756
6	25-May-06	6.187	21.833	44	25-Jul-09	9.488	11.096
7	25-Jun-06	5.987	21.512	45	25-Aug-09	9.185	10.763
8	25-Jul-06	5.650	21.035	46	25-Sep-09	9.277	11.674
9	25-Aug-06	5.604	20.829	47	25-Oct-09	9.578	12.036
10	25-Sep-06	5.608	20.654	48	25-Nov-09	9.272	11.672
11	25-Oct-06	5.668	20.536	49	25-Dec-09	9.573	12.034
12	25-Nov-06	5.617	20.310	50	25-Jan-10	9.268	11.671
13	25-Dec-06	5.680	20.199	51	25-Feb-10	9.265	11.670
14	25-Jan-07	5.626	19.974	52	25-Mar-10	10.253	13.060
15	25-Feb-07	5.630	19.809	53	25-Apr-10	9.274	11.871
16	25-Mar-07	5.838	19.850	54	25-May-10	9.575	12.239
17	25-Apr-07	5.638	19.485	55	25-Jun-10	9.269	11.869
18	25-May-07	5.709	19.393	56	25-Jul-10	9.570	12.237
19	25-Jun-07	5.646	19.169	57	25-Aug-10	9.264	11.867
20	25-Jul-07	5.734	19.098	58	25-Sep-10	9.261	12.068
21	25-Aug-07	5.667	18.874	59	25-Oct-10	9.562	12.441
22	25-Sep-07	7.104	20.157	60	25-Nov-10	9.256	12.064
23	25-Oct-07	7.229	20.129	61	25-Dec-10	9.579	11.814
24	25-Nov-07	7.109	19.858	62	25-Jan-11	9.268	11.429
25	25-Dec-07	7.564	10.796	63	25-Feb-11	9.265	11.425
26	25-Jan-08	7.354	10.556	64	25-Mar-11	10.255	12.645
27	25-Feb-08	7.354	10.527	65	25-Apr-11	9.260	11.417
28	25-Mar-08	8.527	11.711	66	25-May-11	9.566	11.794
29	25-Apr-08	8.030	11.183	67	25-Jun-11	9.255	11.409
30	25-May-08	8.269	11.395	68	25-Jul-11	9.561	11.785
31	25-Jun-08	8.028	11.125				
32	25-Jul-08	8.273	11.345				
33	25-Aug-08	8.033	11.076				
34	25-Sep-08	8.952	12.172				
35	25-Oct-08	9.223	12.423				
36	25-Nov-08	8.950	12.114				
37	25-Dec-08	9.302	10.136				
38	25-Jan-09	9.005	9.840				

(1) Assumes 1-month LIBOR at 4.20% and 6-month LIBOR at 4.45% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Dec-05	7.425	23.225	39	25-Feb-09	9.004	9.841
2	25-Jan-06	5.988	21.788	40	25-Mar-09	10.164	11.828
3	25-Feb-06	5.988	21.788	41	25-Apr-09	9.193	10.756
4	25-Mar-06	6.629	22.429	42	25-May-09	9.492	11.089
5	25-Apr-06	5.988	21.739	43	25-Jun-09	9.189	10.756
6	25-May-06	6.187	21.833	44	25-Jul-09	9.488	11.096
7	25-Jun-06	5.987	21.512	45	25-Aug-09	9.185	10.763
8	25-Jul-06	5.650	21.035	46	25-Sep-09	9.277	11.674
9	25-Aug-06	5.604	20.829	47	25-Oct-09	9.578	12.036
10	25-Sep-06	5.608	20.654	48	25-Nov-09	9.272	11.672
11	25-Oct-06	5.668	20.536	49	25-Dec-09	9.573	12.034
12	25-Nov-06	5.617	20.310	50	25-Jan-10	9.268	11.671
13	25-Dec-06	5.680	20.199	51	25-Feb-10	9.265	11.670
14	25-Jan-07	5.626	19.974	52	25-Mar-10	10.253	13.060
15	25-Feb-07	5.630	19.809	53	25-Apr-10	9.274	11.871
16	25-Mar-07	5.838	19.850	54	25-May-10	9.575	12.239
17	25-Apr-07	5.638	19.485	55	25-Jun-10	9.269	11.869
18	25-May-07	5.709	19.393	56	25-Jul-10	9.570	12.237
19	25-Jun-07	5.646	19.169	57	25-Aug-10	9.264	11.867
20	25-Jul-07	5.734	19.098	58	25-Sep-10	9.261	12.068
21	25-Aug-07	5.667	18.874	59	25-Oct-10	9.562	12.441
22	25-Sep-07	7.104	20.157	60	25-Nov-10	9.256	12.064
23	25-Oct-07	7.229	20.129	61	25-Dec-10	9.579	11.814
24	25-Nov-07	7.109	19.858	62	25-Jan-11	9.268	11.429
25	25-Dec-07	7.564	10.796	63	25-Feb-11	9.265	11.425
26	25-Jan-08	7.354	10.556	64	25-Mar-11	10.255	12.645
27	25-Feb-08	7.354	10.527	65	25-Apr-11	9.260	11.417
28	25-Mar-08	8.527	11.711	66	25-May-11	9.566	11.794
29	25-Apr-08	8.030	11.183	67	25-Jun-11	9.255	11.409
30	25-May-08	8.269	11.395	68	25-Jul-11	9.561	11.785
31	25-Jun-08	8.028	11.125				
32	25-Jul-08	8.273	11.345				
33	25-Aug-08	8.033	11.076				
34	25-Sep-08	8.952	12.172				
35	25-Oct-08	9.223	12.423				
36	25-Nov-08	8.950	12.114				
37	25-Dec-08	9.302	10.136				
38	25-Jan-09	9.005	9.840				

(1)Assumes 1-month LIBOR at 4.20% and 6-month LIBOR at 4.45% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	Rate(1)	Rate (2)	Period	Distribution Date	Rate(1)	Rate (2)
1	25-Dec-05	258	260	39	25-Feb-09	466	428
2	25-Jan-06	171	172	40	25-Mar-09	532	515
3	25-Feb-06	171	172	41	25-Apr-09	491	469
4	25-Mar-06	215	216	42	25-May-09	507	486
5	25-Apr-06	171	173	43	25-Jun-09	493	470
6	25-May-06	186	187	44	25-Jul-09	508	486
7	25-Jun-06	171	172	45	25-Aug-09	494	471
8	25-Jul-06	133	134	46	25-Sep-09	504	485
9	25-Aug-06	133	132	47	25-Oct-09	519	501
10	25-Sep-06	133	132	48	25-Nov-09	504	485
11	25-Oct-06	135	134	49	25-Dec-09	519	501
12	25-Nov-06	134	132	50	25-Jan-10	504	485
13	25-Dec-06	136	135	51	25-Feb-10	504	485
14	25-Jan-07	135	132	52	25-Mar-10	548	539
15	25-Feb-07	135	132	53	25-Apr-10	506	491
16	25-Mar-07	141	139	54	25-May-10	520	506
17	25-Apr-07	136	132	55	25-Jun-10	505	489
18	25-May-07	138	136	56	25-Jul-10	519	504
19	25-Jun-07	137	132	57	25-Aug-10	505	487
20	25-Jul-07	141	137	58	25-Sep-10	505	492
21	25-Aug-07	139	133	59	25-Oct-10	519	506
22	25-Sep-07	286	281	60	25-Nov-10	505	489
23	25-Oct-07	289	284	61	25-Dec-10	521	504
24	25-Nov-07	286	281	62	25-Jan-11	507	486
25	25-Dec-07	323	288	63	25-Feb-11	507	485
26	25-Jan-08	313	277	64	25-Mar-11	550	539
27	25-Feb-08	313	277	65	25-Apr-11	507	488
28	25-Mar-08	407	376	66	25-May-11	521	505
29	25-Apr-08	384	351	67	25-Jun-11	506	488
30	25-May-08	396	364	68	25-Jul-11	521	504
31	25-Jun-08	385	351				
32	25-Jul-08	398	365				
33	25-Aug-08	387	353				
34	25-Sep-08	483	459				
35	25-Oct-08	495	472				
36	25-Nov-08	484	459				
37	25-Dec-08	504	473				
38	25-Jan-09	475	439				

(1) Assumes 1-month LIBOR at 4.20% and 6-month LIBOR at 4.45% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$709,922,688		
Number of Loans	2,520		
Average Current Loan Balance	$281,715	$61,710	$750,000
[1] Original Loan-to-Value Ratio	84.51%	64.00%	95.02%
[2] Original Combined Loan-to-Value Ratio	94.33%	64.00%	100.00%
[1] Mortgage Rate	6.6925%	5.2500%	10.5000%
[1] Net Mortgage Rate	6.1875%	4.7450%	9.9950%
[1] [4] Note Margin	5.8724%	4.0000%	6.5500%
[1] [4] Maximum Mortgage Rate	12.7014%	11.2500%	16.5000%
[1] [4] Minimum Mortgage Rate	6.7014%	5.2500%	10.5000%
[1] [4] Term to Next Rate Adjustment (months)	23	18	33
[1] Original Term to Stated Maturity (months)	360	180	360
[1] Age (months)	3	3	6
[1] Remaining Term to Stated Maturity (months)	357	177	357
[1] [3] Credit Score	664	537	794

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] Weighted Average, min and max reflect combined loan to value for first liens and combined loan to value for second liens.
[3] 100.00% of Mortgage Loans have Credit Scores.
[4] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	3.17%
	LIBOR 2/6 ARM INTEREST ONLY	75.34%
	LIBOR 3/6 ARM INTEREST ONLY	21.49%
Lien	First	100.00%
Property Type	Two- to four- family units	8.31%
	Condominium	13.18%
	Planned Unit Developments (attached)	13.16%
	Single-family detached	65.36%
Geographic Distribution	California	51.66%
	Florida	12.29%
	New York	5.80%
Number of States (including DC)		41
Documentation Type	Full/Alternative	41.44%
	Limited	5.76%
	Stated Income	52.80%
Loans with Prepayment Penalties		76.82%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
520 – 539	1	141,550	0.02	141,550	95.00	0.00	100.00
560 – 579	2	694,000	0.10	347,000	82.20	44.09	100.00
600 – 619	9	2,360,900	0.33	262,322	84.75	60.69	100.00
620 – 639	774	213,269,131	30.04	275,542	84.99	44.33	100.00
640 – 659	606	167,553,897	23.60	276,492	83.88	38.56	100.00
660 – 679	426	118,186,495	16.65	277,433	84.81	41.94	100.00
680 – 699	315	94,573,659	13.32	300,234	84.55	37.83	100.00
700 – 719	184	53,074,617	7.48	288,449	83.86	38.13	100.00
720 – 739	102	29,298,768	4.13	287,243	84.21	45.91	100.00
740 – 759	57	16,754,413	2.36	293,937	83.83	50.19	100.00
760 – 779	36	11,127,631	1.57	309,101	85.04	39.51	100.00
780 – 799	8	2,887,628	0.41	360,954	89.08	51.29	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	84.51	41.44	100.00

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.01% - 5.00%	3	1,133,400	0.16	377,800	647	90.36	82.15	100.00
5.01% - 10.00%	15	4,336,160	0.61	289,077	661	84.51	68.24	100.00
10.01% - 15.00%	23	6,764,411	0.95	294,105	657	83.64	85.19	100.00
15.01% - 20.00%	41	8,468,647	1.19	206,552	666	86.48	62.31	100.00
20.01% - 25.00%	87	20,577,987	2.90	236,529	674	86.48	54.78	100.00
25.01% - 30.00%	160	37,917,545	5.34	236,985	664	85.67	53.43	100.00
30.01% - 35.00%	271	72,525,883	10.22	267,623	666	84.65	46.09	100.00
35.01% - 40.00%	485	131,206,451	18.48	270,529	664	84.98	43.46	100.00
40.01% - 45.00%	693	201,706,988	28.41	291,063	666	84.19	37.72	100.00
45.01% - 50.00%	717	218,114,313	30.72	304,204	660	83.92	35.76	100.00
50.01% - 55.00%	25	7,170,903	1.01	286,836	661	87.25	44.89	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	67	5,891,345	0.83	87,931	655	86.09	51.49	100.00
$100,001 - $200,000	778	119,979,046	16.90	154,215	661	84.44	47.27	100.00
$200,001 - $300,000	678	168,999,459	23.81	249,262	663	84.02	41.60	100.00
$300,001 - $400,000	506	177,046,037	24.94	349,893	664	84.11	38.24	100.00
$400,001 - $500,000	333	148,742,190	20.95	446,673	664	84.27	40.90	100.00
$500,001 - $600,000	124	67,225,145	9.47	542,138	670	86.71	37.56	100.00
$600,001 - $700,000	29	18,387,716	2.59	634,059	664	86.58	48.62	100.00
$700,001 - $800,000	5	3,651,750	0.51	730,350	690	85.58	39.21	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.5000% - 4.9999%	113	36,346,968	5.12	321,655	686	80.68	92.87	100.00
5.0000% - 5.4999%	354	106,514,216	15.00	300,888	675	82.05	82.77	100.00
5.5000% - 5.9999%	623	184,901,252	26.05	296,792	669	82.29	43.23	100.00
6.0000% - 6.4999%	658	181,547,911	25.57	275,909	658	84.13	30.96	100.00
6.5000% - 6.9999%	365	99,318,932	13.99	272,107	656	86.66	22.17	100.00
7.0000% - 7.4999%	227	58,271,325	8.21	256,702	652	89.85	17.53	100.00
7.5000% - 7.9999%	107	25,788,785	3.63	241,017	657	92.27	8.81	100.00
8.0000% - 8.4999%	45	10,840,964	1.53	240,910	648	93.25	14.35	100.00
8.5000% - 8.9999%	19	4,636,975	0.65	244,051	661	93.85	1.82	100.00
9.0000% - 9.4999%	7	1,603,455	0.23	229,065	643	94.94	0.00	100.00
9.5000% - 9.9999%	2	151,905	0.02	75,953	635	95.00	0.00	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
5.0000% - 5.4999%	78	25,933,793	3.65	332,485	690	80.21	91.88	100.00
5.5000% - 5.9999%	341	101,429,703	14.29	297,448	675	82.03	84.65	100.00
6.0000% - 6.4999%	611	180,936,320	25.49	296,131	671	82.13	46.21	100.00
6.5000% - 6.9999%	673	190,474,056	26.83	283,022	659	84.12	32.79	100.00
7.0000% - 7.4999%	373	99,533,285	14.02	266,845	654	86.01	20.85	100.00
7.5000% - 7.9999%	249	63,894,774	9.00	256,606	655	89.57	20.28	100.00
8.0000% - 8.4999%	108	27,386,651	3.86	253,580	659	92.47	10.13	100.00
8.5000% - 8.9999%	55	12,847,467	1.81	233,590	646	92.76	13.33	100.00
9.0000% - 9.4999%	22	5,607,780	0.79	254,899	660	94.05	4.64	100.00
9.5000% - 9.9999%	8	1,726,955	0.24	215,869	642	94.94	0.00	100.00
10.0000% - 10.4999%	1	71,155	0.01	71,155	629	95.00	0.00	100.00
10.5000% - 10.9999%	1	80,750	0.01	80,750	640	95.00	0.00	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

*Original Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
60.01% - 65.00%	2	255,000	0.04	127,500	656	31.37	100.00
65.01% - 70.00%	14	3,787,501	0.53	270,536	651	45.58	100.00
70.01% - 75.00%	30	9,513,430	1.34	317,114	653	45.73	100.00
75.01% - 80.00%	1,412	387,213,174	54.54	274,230	665	37.00	100.00
80.01% - 85.00%	175	52,239,369	7.36	298,511	667	58.16	100.00
85.01% - 90.00%	422	129,525,253	18.24	306,932	661	46.76	100.00
90.01% - 95.00%	464	126,738,687	17.85	273,144	663	41.97	100.00
95.01% - 100.00%	1	650,275	0.09	650,275	671	100.00	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	41.44	100.00

*Original Combined Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
60.01% - 65.00%	2	255,000	0.04	127,500	656	31.37	100.00
65.01% - 70.00%	14	3,787,501	0.53	270,536	651	45.58	100.00
70.01% - 75.00%	30	9,513,430	1.34	317,114	653	45.73	100.00
75.01% - 80.00%	134	38,952,971	5.49	290,694	659	46.79	100.00
80.01% - 85.00%	171	51,053,619	7.19	298,559	667	59.24	100.00
85.01% - 90.00%	422	129,525,253	18.24	306,932	661	46.76	100.00
90.01% - 95.00%	470	128,401,232	18.09	273,194	663	41.90	100.00
95.01% - 100.00%	1,277	348,433,683	49.08	272,853	666	35.94	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	41.44	100.00

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	1,034	366,747,388	51.66	354,688	666	83.34	37.65	100.00
Florida	408	87,227,675	12.29	213,793	664	85.66	42.10	100.00
New York	103	41,183,340	5.80	399,838	672	86.28	37.25	100.00
Other(1)	975	214,764,286	30.25	220,271	658	85.70	48.46	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	889	257,202,321	36.23	289,316	658	86.75	53.02	100.00
Purchase	1,526	427,429,742	60.21	280,098	668	83.04	33.80	100.00
Rate/Term Refinance	105	25,290,626	3.56	240,863	658	86.66	52.82	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	1,079	294,207,330	41.44	272,667	664	84.84	100.00	100.00
Limited	150	40,890,353	5.76	272,602	663	85.29	0.00	100.00
Stated Income	1,291	374,825,005	52.80	290,337	664	84.17	0.00	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Primary Residence	2,470	699,728,051	98.56	283,291	664	84.45	41.68	100.00
Second/Vacation	50	10,194,638	1.44	203,893	682	88.70	25.27	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	164	58,975,861	8.31	359,609	669	83.83	29.61	100.00
Condominium	419	93,543,290	13.18	223,254	671	83.28	42.32	100.00
Planned Unit Developments (attached)	335	93,425,576	13.16	278,882	660	85.16	47.02	100.00
Single-family detached	1,602	463,977,962	65.36	289,624	662	84.72	41.65	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	571	164,574,263	23.18	288,221	661	85.79	40.18	100.00
12 Months	120	38,181,861	5.38	318,182	666	85.10	46.17	100.00
24 Months	1,530	423,226,252	59.62	276,618	664	83.62	36.27	100.00
36 Months	299	83,940,312	11.82	280,737	668	86.22	67.84	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
24 Months	1,635	466,599,569	65.73	285,382	663	84.38	36.30	100.00
36 Months	496	133,810,587	18.85	269,779	663	86.30	53.32	100.00
60 Months	389	109,512,532	15.43	281,523	667	82.89	48.86	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Mortgage Insurance Coverage of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**2,520**	**709,922,688**	**100.00**	**281,715**	**664**	**84.51**	**41.44**	**100.00**
LTV > 80 w/out MI	1,062	309,153,583	43.55	291,105	663	90.78	46.83	100.00
LTV < or equal to 80	1,458	400,769,105	56.45	274,876	665	79.67	37.28	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	41.44	100.00

Subordinate Financing of Total Mortgage Loans

Subsequent Second Lien	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**2,520**	**709,922,688**	**100.00**	**281,715**	**664**	**84.51**	**94.33**	**41.44**	**100.00**
No	1,238	360,476,736	50.78	291,177	662	88.88	88.88	46.89	100.00
Yes	1,282	349,445,953	49.22	272,579	666	80.01	99.95	35.82	100.00
TOTAL:	2,520	709,922,688	100.00	281,715	664	84.51	94.33	41.44	100.00

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Chris Scott *Sr. Managing Director*	Tel: (212) 272-5451 cscott@bear.com

MBS Structuring

Keith Lind *Vice-President*	Tel: (212) 272-5451 klind@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Dan Tegen– S&P	Tel: (212) 438-8432 daniel_tegen@standardandpoors.com
Todd Swanson – Moody's	Tel: (415) 274-1714 TODD.SWANSON@MOODYS.COM